UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, November 10th, 2011

Results for the nine-month period ended on September 30th, 2011

Pampa Energía S.A. (“Pampa” or the “Company”), announces the results for the nine-month period ended on September 30th, 2011.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the nine-month period ended on September 30th, 2011:

Consolidated net sales of AR$5,226.1 million, 43.6% greater than the AR$3,638.3 million for the same period of 2010, mainly due to increases of 32.6% (AR$581.7 million) in generation, 13.5% (AR$27.6 million) in transmission, 58.0% (AR$958.1 million) in distribution and AR$32.4 million in holding and others.

Adjusted Consolidated EBITDA[1] of AR$793.0 million, 6.6% higher than for the same period of 2010, mainly due to increases of 1.7% (AR$1.4 million) in transmission, 13.4% (AR$62.7 million) in distribution, and to minor losses in holding and others (AR$8.0 million), which were partially offset by a 10.9% (AR$22.9 million) reduction in generation.

Consolidated net loss of AR$183.2 million, compared to a net loss of AR$81.8 for the same period of 2010.

Ticker: PAMP Buenos Aires Stock Exchange
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares
For further information, contact: Ricardo Torres CEO Mariano Batistella Special Projects Manager and Investor Relations Officer Tel +54-11-4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri

[1] Adjusted Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest, including PUREE proceeds and other collections. For more information, please refer to section 5 of this Earnings Release.

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Main Results for the Third Quarter of 20112

Consolidated net sales of AR$1,961.6 million for the third quarter of 2011, 43.8% higher than the AR$1,364.6 million for the same period of 2010, mainly due to an increase in net sales of 20.5% (AR$150.5 million) in the generation segment, of 14.7% (AR$10.3 million) in the transmission segment, of 76.4% (AR$428.4 million) in the distribution segment, and of AR$18.9 million in the holding and others segment.

Adjusted Consolidated EBITDA of AR$263.1 million, 10.1% higher than the AR$238.9 million from the same period of 2010, mainly due to an increase of 27.1% (AR$41.1 million) in distribution and minor losses of AR$5.1 million in holding and others, partially offset by a reduction of 27.3% (AR$17.2 million) in generation and of 15.3% (AR$4.6 million) in transmission.

Consolidated Net Loss of AR$102.4 million in the third quarter of 2011, compared to a consolidated net gain of AR$0.1 million for the same period of 2010, mainly given by higher financial expenses and foreign currency exchange differences.

[2] The financial information presented in this document for the quarters ended on September 30, 2011 and of 2010 are based on unaudited financial statements prepared according to the accounting standards in force in Argentina corresponding to the nine-month periods ended on September 30, 2011 and of 2010, and the six-month periods ended on June 30, 2011 and of 2010.

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1. Relevant Events

1.1 | Commissioning of the Expansion at Central Térmica Loma de la Lata (“CTLLL”)

On November 1, 2011, the Wholesale Electricity Administration Company (“CAMMESA”) granted the commissioning of Central Térmica Loma de la Lata’s expansion works and approved it to start commercial operation in the Wholesale Electricity Market with a capacity of 165 MW. With this commissioning, CTLLL’s combined cycle began its commercial operation.

Moreover, CTLLL continues to pursue all of the appropriate claims before the insurance companies and contractors for the damages suffered due to the delays in the completion of the works and in the commissioning of the expansion, among others.

1.2 | Sale of Assets of Empresa Distribuidora Eléctrica Regional S.A. (“Emdersa”), Controlled by Our Subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”)

1.2.1 | Spinoff of Emdersa

On August 23, 2011, the Board of Directors of Emdersa decided to partially spinoff the company, resulting from said spinoff the creation of three new investment companies:

•         Edesal Holding, which will hold 99.99% of the share capital and voting rights of Empresa Distribuidora San Luis S. A. (“EDESAL”);

•         Edesa Holding, which will hold 90% of the share capital and voting rights of Empresa Distribuidora de Electricidad de Salta S. A. (“EDESA”); and

•         EGSSA Holding, which will hold 99.99% of the share capital and voting rights of Emdersa Generación Salta S. A. (“EGSSA”)

The completion of the spinoff is subject to the approval of the General Extraordinary Shareholders’ Meeting, to be held on December 16, 2011, and is also subject to the required administrative authorizations in agreement with: the procedures stated on the Corporate Law No. 19,550 and its amendments, the National Securities Commission’s regulation and the trading rules of the Buenos Aires Stock Exchange.

1.2.2 | Sale of Assets to Andes Energía Argentina S.A. (“Andes”)

On September 16, 2011, the Board of Directors of Edenor accepted an acquisition option proposal from Andes for a consideration of US$1.5 million, which will grant Andes the right to:

•         In case that the spinoff of Emdersa3 is completed during the term of 2 years, to buy 78.44% of the share capital that Edenor indirectly holds in Empresa Distribuidora de Electricidad de La Rioja S.A. (“Edelar”) for a price of US$20.3 million. This acquisition price will be paid in two installments, the first one of US$5.3 million 90 calendar days after the proposal’s acceptance but not prior to 45 calendar days after said acceptance and not later than December 15, 2011 (“Option Exercise Date”). The remaining balance, US$15 million, will be paid two years from the proposal’s acceptance, accruing an annual interest rate of 12.5%, which will be paid semi-annually;

•         In case that the spinoff of Emdersa is not completed during the term of 2 years, the option will grant Andes the right to acquire 20.27% of the share capital and voting rights that Edenor will indirectly hold in Emdersa, paying the same price and in the same way as indicated in the previous bullet.

[3] For more information, please refer to section 1.2.1 of this Earnings Release.

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In this last case, on the Option Exercise Date Andes could choose not to pay the remaining balance (US$15 million) and to acquire instead 6.32% of the share capital and voting rights that Edenor will indirectly hold in Emdersa.

The proposal also implies, on the Option Exercise Date, Andes’ commitment to settle or acquire the total financial credit granted by Edenor to Edelar for an amount of AR$31.2 million, plus interests accrued to the date of settlement.

In order to implement the transaction, Edenor will contribute 53.64% of the share capital and voting rights of Emdersa to a new company to be established (“Emdersa Holding”) and, in consequence, the transfer of shares of Emdersa in favor of Andes will be done through Emdersa Holding.

On the Option Exercise Date and up to the completion of Emdersa’s spinoff, the share capital which is the object of this transaction will be transferred to a guarantee trust that will be established in order to secure the parties’ obligations, while maintaining Edenor’s control in Emdersa.

1.2.3 | Sale and Transfer of Assets to Rovella Carranza S.A. (“Rovella”)

On September 16, 2011, the Board of Directors of Edenor accepted an offer from Rovella to acquire shares representing 78.44% of the share capital and voting rights of a company to be established with investment purposes, which will hold 99.99% of the share capital and voting rights of Edesal. Moreover, said proposal also comprises the acquisition of 0.01% of the shares of Edesal which are currently owned by Edenor.

The proposal’s price was US$26.7 million, paid in two installments, the first one for US$4 million three calendar days after the proposal’s acceptance, and the remaining balance, US$22.7 million, paid on October 25, 2011.

On October 25, 2011, the date when Rovella completed its proposal’s payment, Edenor transferred to them shares representing 24.80% of the share capital and voting rights of Emdersa and shares representing 0.01% of the share capital and voting rights of Edesal, whereas Rovella transferred at the same time said shares to a guarantee trust set by both parties and the Deutsche Bank S.A.

Once the spinoff process of Emdersa is finalized4, the new investment purpose company Edesal Holding will issue 78.44% of its shares in favor of the trustee, who at the same time will transfer said shares to Rovella, together with 0.01% of the shares of Edesal, and will simultaneously restore to Edenor the share capital of Emdersa.

Moreover, on October 25, 2011, Edesal settled the total financial credit granted by Edenor to Edesal for an amount of AR$37.5 million, plus accrued interests.

In order to guarantee the fulfillment of the obligations undertaken, Edenor has granted a bank guarantee in favor of Banco Itaú Argentina S. A. and Standard Bank Argentina S.A. for a total amount of AR$60 million in concept of principal plus compensatory interests of up to a 16% annual nominal rate. The bank guarantee will be in force subject to conditions precedent related to the occurrence of any of the following events:

•         That by September 16, 2013, Emdersa’s spinoff had not been completed; or

[4] For more information, please refer to section 1.2.1 of this Earnings Release.

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•         That Edenor would fail to fulfill certain joint management obligations of Edesal during the validity of the guarantee trust.

In case that none of the aforementioned events occur, the bank guarantee will not be executed.

1.2.4 | Sale of Emdersa Generación Salta S.A. (“EGSSA”) to Pampa

On October 11, 2011, Edenor accepted an offer from Pampa to acquire, subject to certain condition precedent, shares representing 78.44% of the share capital and voting rights of a company with investment purposes, which will hold 99.99% of the share capital and voting rights of EGSSA, together with 0.01% of the share capital of EGSSA, property of Edenor. The condition precedent of the acquisition is the completion of Emdersa’s spinoff 5, within a maximum term of 24 months from the offer’s acceptance date.

The offer’s price was US$10.8 million, of which US$2.1 million were paid as a partial payment on October 31, 2011, and the remaining US$8.7 million will be paid on October 31, 2013. This final amount will accrue an annual interest rate of 9.75%, which will be paid semi-annually.

Moreover, on October 31, 2011, EGSSA settled the total financial credit granted by Edenor for an amount of US$4.2 million plus accrued interests.

Five days after the spinoff process is finalized, Edenor will transfer the shares according to law and free of liens to Pampa, who will pledge them in favor of Edenor as guarantee of the full payment of the remaining price amount. From the first partial payment by Pampa through the payment of the remaining amount, a board composed by directors of both parties will be in charge of the management of EGSSA.

In the event that the condition precedent is not fulfilled, the amount corresponding to the initial price payment will be reimbursed to Pampa within a term of five days, plus an annual interest rate of 6% calculated from the initial payment date until the date of reimbursement.

1.3 | Purchase of Emdersa’s Shares

Between the months of July and October of 2011, through different market operations, Edenor acquired 296,294 ordinary shares of Emdersa at an average price of AR$1.92 per share, which represents 0.12% of Emdersa’s share capital and voting rights. As a consequence, Edenor increased its shareholder participation in Emdersa to 78.56%.

1.4 | TGS: Approval of the National Gas Regulator (“Enargas”) to the Restructuring Agreement with Petrobras Argentina S.A. (“Petrobras”)

On October 5, 2011, the Restructuring Agreement regarding the debt of Compañía de Inversiones de Energía S.A. (“CIESA”) obtained the required approval from Enargas, being still pending the approval by the Argentine Anti-Trust Authorities (“CNDC”).

[5] For more information, please refer to section 1.2.1 of this Earnings Release.

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1.5 | Debt Transactions by Our Subsidiaries

1.5.1 | Creation of a Global Debt Program and Issuance of Short Term Notes (“VCPs”) Series I by Petrolera Pampa

On July 27, 2011, the General Extraordinary Shareholder’s Meeting of Petrolera Pampa approved the creation of a global short-term debt Program, up to an amount of AR$200 million or its equivalent in other currencies. Under this Program, Petrolera Pampa could issue short-term bonds (simples, not convertible into equity), promissory notes or short-term notes, with common, special and/or floating guarantee, and/or other guarantee (including, without limitation, third parties guarantee), subordinated or not.

Under said Program, on October 6, 2011, Petrolera Pampa issued VCPs Series I for an amount of AR$46.7 million, which will accrue interest at Badlar plus 3.5%. Principal will be repaid in a single bullet payment 360 calendar days as from the date of issuance and interest is payable on a quarterly basis.

The funds obtained from this VCPs issuance will be used to fund working capital and/or to refinance debt. We believe that the access of Petrolera Pampa to the capital markets is very positive, being one of the youngest companies in the local oil and gas market.

1.5.2 | Issuance of Short Term Notes (“VCP”) Series VII of Central Piedra Buena’s (“CPB”)

On October 17, 2011, CPB issued VCPs for an amount of AR$55.6 million, which will accrue interest at Badlar plus 3.5%. Principal will be repaid in a single bullet payment 360 calendar days as from the date of issuance and interest is payable on a quarterly basis. The principal’s subscription could be made in cash or by submitting VCPs Series V, which were due the same day of Series VII’s issuance.

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2. Financial Highlights

2.1 | Consolidated Balance Sheet (AR$mm)

	As of 09.30.11	As of 12.31.10		As of 09.30.11	As of 12.31.10
ASSETS			LIABILITIES
Cash and banks	164.3	208.7	Accounts payable	879.6	651.1
Short-term Investments	418.6	961.5	Financial debt	1,073.6	668.3
Trade receivables, net	1,070.9	793.4	Salaries and social security payable	320.3	237.1
Other receivables, net	347.4	328.0	Tax payable	255.4	171.3
Inventories	38.8	29.7	Other liabilities	158.9	53.4
Other assets	128.1	128.1	Provisions	83.7	58.0
Total current assets	2,168.1	2,449.4	Total current liabilities	2,771.6	1,839.2

Trade receivables	227.7	237.1	Accounts payable	81.9	78.1
Long-term Investments	653.8	0.5	Financial debt	2,836.6	1,994.6
Other receivables, net	444.2	240.9	Salaries and social security payable	89.3	70.7
Inventories	-	0.6	Taxes payable	659.8	575.6
Fixed assets, net	8,680.2	6,563.2	Other payables	1,252.8	985.1
Intangible assets, net	288.4	268.2	Provisions	14.6	11.3
Other assets	73.2	90.3	Total non-current liabilities	4,935.0	3,715.3

Sub-total non-current assets	10,367.6	7,400.8	Total liabilities	7,706.6	5,554.5

Goodwill, net	11.5	572.7	MINORITY INTEREST	1,736.3	1,587.5

Total non-current assets	10,379.1	7,973.5	SHAREHOLDERS EQUITY	3,104.4	3,281.0

			Total liabilities, minority interest and shareholders equity	12,547.3	10,422.9
Total assets	12,547.3	10,422.9

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2.2 | Consolidated Income Statements (AR$mm)

	9-Month		3rd Quarter

	2011	2010	2011	2010
Sales revenue	5,226.1	3,638.3	1,961.6	1,364.6
Cost of sales	(4,318.2)	(2,968.8)	(1,634.8)	(1,149.9)
Gross profit	907.9	669.5	326.9	214.6

Selling expenses	(293.1)	(150.1)	(113.7)	(49.1)
Administrative expenses	(400.1)	(258.8)	(147.7)	(95.0)
Goodwill amortization	(3.4)	(15.0)	(0.0)	(5.0)
Operating income	211.3	245.7	65.4	65.4

Share of profit from associates	(3.7)	-	(2.3)	-

Financial and holding results generated by assets:
Interest income	50.9	34.6	21.7	15.8
Taxes and commissions	(75.2)	(55.1)	(25.5)	(26.8)
Foreign currency exchange difference	35.0	26.8	11.4	6.9
Result of receivables measured at present value	0.3	12.7	(0.4)	2.7
Holding results of financial assets	(21.7)	1.8	(12.7)	9.7
Impairment of investments	-	(77.9)	-	-
Impairment of fixed assets and other assets	-	-	-	0.4
Other financial results	(12.4)	7.3	(12.9)	4.5
Sub-total	(23.1)	(49.9)	(18.4)	13.1

Financial and holding results generated by liabilities:
Interest expense	(324.0)	(135.3)	(121.0)	(48.1)
Foreign currency exchange difference	(158.5)	(60.4)	(71.4)	(12.5)
Financial debt repurchase results	(1.7)	12.4	15.5	0.5
Financial debt present value	(4.0)	(3.6)	-	-
Other financial results	(6.8)	(2.9)	1.1	1.1
Sub-total	(495.0)	(189.8)	(175.8)	(59.0)
Total financial and holding results, net	(518.1)	(239.7)	(194.1)	(45.8)

Other income and expenses, net	29.9	(3.3)	(8.6)	(3.5)

Income before income taxes and minority interest	(280.6)	2.8	(139.6)	16.1

Income tax	58.5	(67.1)	25.0	(13.6)

Minority interest	38.9	(17.6)	12.2	(2.4)

Net income	(183.2)	(81.8)	(102.4)	0.1

Basic income per share (AR$ per share)	(0.1394)	(0.0623)	(0.0779)	0.0001
Diluted income per share (AR$ per share)	(0.1198)	(0.0561)	(0.0669)	0.0001

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3. Operations’ Summary

3.1 | Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP[3]
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.9%	1.4%	1.3%	2.0%	2.2%	0.1%	7.9%

9-Month Period
Net Generation 9M11 (GWh)	397	281	1,325	438	2,674	34	5,149
Market Share	0.4%	0.3%	1.5%	0.5%	3.0%	0.0%	5.8%
Sales 9M11(GWh)	615	511	1,709	703	3,214	69	6,822

Net Generation 9M10 (GWh)	568	394	1,083	384	2,149	0	4,578
Variation Net Generation 9M11 - 9M10	-30.0%	-28.6%	22.4%	13.9%	24.4%	NA	12.5%
Sales 9M10 (GWh)	794	629	1,634	415	2,721	0	6,193

Average Price 9M11 (AR$ / MWh)	204.0	233.9	271.3	200.2	470.8	400.7	350.4
Average Gross Margin 9M11 (AR$ / MWh)	64.3	42.8	66.6	18.0	32.8	87.2	43.9
Average Gross Margin 9M10 (AR$ / M Wh)	66.7	67.9	63.1	18.1	31.9	NA	47.3

Third Quarter
Net Generation 3Q11 (GWh)	61	63	450	45	1,049	18	1,686
Market Share	0.2%	0.2%	1.5%	0.2%	3.6%	0.1%	5.7%
Sales 3Q11(GWh)	125	139	623	59	1,232	38	2,216

Net Generation 3Q10 (GWh)	137	93	436	65	940	0	1,670
Variation Net Generation 3Q11 - 3Q10	-55.3%	-32.8%	3.3%	-31.2%	11.6%	NA	0.9%
Sales 3Q10 (GWh)	206	169	548	80	1,095	0	2,098

Average Price 3Q11 (AR$ / MWh)	265.1	291.4	257.1	196.7	517.7	554.7	368.2
Average Gross Margin 3Q11 (AR$ / MWh)	34.2	6.3	54.3	-57.3	37.4	149.2	42.9
Average Gross Margin 3Q10 (AR$ / MWh)	59.3	53.2	46.1	10.3	41.1	NA	52.3

Note: Gross Margin before amortization and depreciation.

¹ CTG includes results for Powerco. The 3Q11 sales include 5.6 GWh physical equivalents under Note 6,866/09.

² The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011. The 3Q11 sales include 10.2 GWh physical equivalents under Note 6,866/09.

³ The results of Piquirenda power plant (“CTP”) are currently included in our distribution segment, controlled by our subsidiary Emdersa. On October 11, 2011, we made an acquisition offer and said transaction is subject to the completion of Emdersa’s spinoff (for further information, please refer to section 1.2.1 of this Earnings Release). The 3Q11 sales include 19.4 GWh physical equivalents under Note 6,866/09.

The generation for the third quarter of 2011 was 0.9% higher than the same period of 2010, mainly due to higher thermal requirement at CPB and CTG due to hydro scarcity in the system (increases of 109 GWh and 14 GWh, respectively), in addition to the incorporation and beginning of commercial operations at Piquirenda power plant on May 2011. These increases were partially offset by lower hydraulic inputs and volume of the reservoirs, which negatively affected the generation of HINISA and HIDISA (decrease of 106 GWh) and lower electricity dispatch due to natural gas restrictions in CTLLL’s area (reduction of 20 GWh).

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3.2 | Distribution Segment

The following table shows a summary of the electricity sales and clients of Pampa’s distribution assets, comprised by Edenor, Emdersa and Eden:

							Variation
Type of Customer	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
	2011			2010
9-Month Period
Residential	7,513	39%	3,111,629	6,001	41%	2,312,049	25.2%	34.6%
Commercial	2,838	15%	441,871	2,343	16%	329,529	21.1%	34.1%
Industrial	3,688	19%	13,834	2,483	17%	5,757	48.5%	140.3%
Wheeling System	3,667	19%	939	2,884	20%	639	27.1%	46.9%
Others
Public Lighting	680	4%	6,479	508	3%	21	33.8%	NA
Shantytowns and Others	711	4%	506	312	2%	371	127.6%	36.4%
Total	19,097	100%	3,575,258	14,532	100%	2,648,366	31.4%	35.0%

Third Quarter
Residential	2,878	41%	3,111,629	2,235	44%	2,312,049	28.8%	34.6%
Commercial	965	14%	441,871	761	15%	329,529	26.7%	34.1%
Industrial	1,344	19%	13,834	830	16%	5,757	61.8%	140.3%
Wheeling System	1,293	18%	939	969	19%	639	33.5%	46.9%
Others
Public Lighting	256	4%	6,479	181	4%	21	41.3%	NA
Shantytowns and Others	301	4%	506	128	3%	371	134.5%	36.4%
Total	7,036	100%	3,575,258	5,105	100%	2,648,366	37.8%	35.0%

The electricity sold in the third quarter of 2011 increased by 37.8% compared to the same period of 2010, due to a 4.9% quarterly increase in Edenor’s sales as well as the incorporation of the new subsidiaries Emdersa and Eden, which added, in the third quarter of 2011, 1,683 GWh in electricity sales. Moreover, during the third quarter of 2011 there was an increase of 35.0% in clients, explained by an increase of 1.6% in Edenor’s client base and the incorporation of 884,956 clients from Emdersa and Eden.

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4. Central Térmica Loma de la Lata’s Expansion Project

On September 2007, Pampa started the expansion works in Loma de la Lata’s installed capacity for 178 MW, through the plant’s conversion into a combined cycle. The project contemplated to increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant.

On February 2011, due to some technical problems detected in the steam turbine unit, which composes part of CTLLL’s installed capacity expansion project, the commissioning of the combined cycle was postponed. In that sense, on March 31, 2011 CTLLL accepted an offer by Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. – Unión Transitoria de Empresas (“UTE”) by which the mechanisms to solve the technical problems were established, as well as the procedures to be followed for the start of commercial operation of CTLLL’s expansion. Additionally, the UTE in its role of contractor granted CTLLL an exceptional discount equivalent to the amounts related to the last milestone payment under the Contracts (Provisional Acceptance), including the adjustments provided under the Construction Contract, for US$18 million.

On November 1, 2011, the Wholesale Electricity Administration Company (“CAMMESA”) granted the commissioning of Central Térmica Loma de la Lata’s expansion works and approved it to start commercial operation in the Wholesale Electricity Market with a capacity of 165 MW. With this commissioning, CTLLL’s combined cycle began its commercial operation.

The project required an estimated investment of US$230 million and the generation will be sold to CAMMESA by means of the agreement signed with said entity under Resolution No. 220/2007 of the Secretary of Energy.

Lastly, we inform that we continue to pursue all of the appropriate claims before the insurance companies and contractors for the damages suffered due to the delays in the completion of the works and in the commissioning of the expansion, among others.

The following table summarizes the current status of Pampa’s expansion projects:

Project	Location	New Capacity (MW)	Total Investment (US$ MM)	Invested as of Sept'11 (US$ MM)	Fuel	Status

CTG	Salta	100	69	69	Natural Gas(1)	Completed
Loma de la Lata	Neuquén	178	230	228(2)	Combined Cycle, no additional gas required	Completed

Total		278	299	297

(1) Provision guaranteed by natural gas royalty assignment agreements.

(2) Includes the exceptional discount from the UTE for US$18 million, equivalent to the last milestone payment under the Construction Contract.

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5. Analysis of the 2011 Third Quarter Results Compared to the Same Period of 2010

Consolidated net sales of AR$1,961.6 million for the third quarter of 2011, 43.8% higher than the AR$1,364.6 million for the same period of 2010, mainly due to an increase in net sales of 20.5% (AR$150.5 million) in the generation segment, of 14.7% (AR$10.3 million) in the transmission segment, of 76.4% (AR$428.4 million) in the distribution segment, and of AR$18.9 million in the holding and others segment.

Adjusted Consolidated EBITDA of AR$263.1 million, 10.1% higher than the AR$238.9 million from the same period of 2010, mainly due to an increase of 27.1% (AR$41.1 million) in distribution and minor losses of AR$5.1 million in holding and others, partially offset by a reduction of 27.3% (AR$17.2 million) in generation and of 15.3% (AR$4.6 million) in transmission.

Consolidated Net Loss of AR$102.4 million in the third quarter of 2011, compared to a consolidated net gain of AR$0.1 million for the same period of 2010, mainly given by higher financial expenses and foreign currency exchange differences.

In AR$mm	3Q11			3Q10			Variation
Segment	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA

Generation	885.7	(16.8)	45.8	735.1	9.7	63.0	20.5%	NA	-27.3%
Transmission	80.0	(2.6)	25.3	69.7	(2.5)	29.9	14.7%	6.8%	-15.3%
Distribution	989.4	(35.3)	192.8	561.0	(10.5)	151.7	76.4%	235.1%	27.1%
Holding & Others	19.1	(47.7)	(0.6)	0.3	3.4	(5.6)	NA	NA	-90.1%
Deletions	(12.6)	-	(0.2)	(1.6)	-	(0.0)	NA	NA	NA

Total	1,961.6	(102.4)	263.1	1,364.6	0.1	238.9	43.8%	NA	10.1%

Adjusted Consolidated EBITDA Calculation by Segment

In AR$mm	3Q11				3Q10				Variation
Segment	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Adjusted EBITDA

Generation	24.6	21.1	-	45.8	42.6	20.4	-	63.0	-27.3%
Transmission	2.3	15.1	7.8	25.3	3.3	15.5	11.2	29.9	-15.3%
Distribution	47.3	66.5	78.9	192.8	27.6	50.3	73.8	151.7	27.1%
Holding & Others	(8.7)	8.2	-	(0.6)	(8.0)	2.4	-	(5.6)	-90.1%
Deletions	(0.2)	-	-	(0.2)	(0.0)	-	-	(0.0)	NA
Eliminaciones
Total	65.4	111.0	86.8	263.1	65.4	88.5	85.0	238.9	10.1%

The Adjusted Consolidated EBITDA includes the penalty system (“PUREE”) collections by Edenor (AR$78.9 million in the third quarter 2011) and adjustments for collections from CAMMESA, corresponding to the Instrumental Agreement (known as Acuerdo Instrumental) signed between Transener and Transba with the Secretary of Energy and the National Electricity Regulator (AR$7.8 million in the third quarter of 2011).

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5.1 | Generation Segment Analysis

	9-Month			3rd Quarter
Generation Segment, Consolidated (AR$mm)	2011	2010	∆ %	2011	2010	∆ %
Sales revenue	2,368.7	1,787.0	32.6%	885.7	735.1	20.5%
Cost of sales	(2,118.1)	(1,532.1)	38.2%	(817.1)	(654.5)	24.8%

Gross profit	250.5	254.9	-1.7%	68.5	80.6	-15.0%

Selling expenses	(15.5)	(10.0)	55.6%	(4.1)	0.4	NA
Administrative expenses	(103.3)	(83.4)	23.8%	(36.0)	(34.6)	4.1%
Goodwill amortization	(11.4)	(11.4)	0.0%	(3.8)	(3.8)	-0.1%

Operating income	120.3	150.0	-19.8%	24.6	42.6	-42.2%

Financial and holding results:
Generated by assets	67.7	40.2	68.3%	30.7	11.8	160.2%
Generated by liabilities	(187.0)	(79.1)	136.5%	(78.7)	(31.0)	153.7%
Other income and expenses, net	(1.8)	4.7	NA	(0.1)	3.7	NA

(Loss) Gain before income tax and minority interest	(0.8)	115.9	NA	(23.5)	27.1	NA

Income tax	(1.2)	(45.2)	-97.3%	9.6	(10.6)	NA
Minority interest	(23.0)	(29.7)	-22.6%	(2.9)	(6.8)	-57.6%

Net income (loss) for the period	(25.0)	41.0	NA	(16.8)	9.7	NA

Adjusted EBITDA	186.9	209.8	-10.9%	45.8	63.0	-27.3%

•         During the third quarter of 2011, we registered a 42.2% decrease (AR$18.0 million) in the operating result, mainly due to: (i) a lower generation in our hydroelectric units (-46.2%) caused by a lower hydraulic input and volume concordant to the year’s climate season, and a lower generation in CTLLL (-31.0%), caused by less availability of natural gas in its area; and (ii) increase in labor costs and third parties remunerations.

•         For the third quarter of 2011, Pampa Energía and its subsidiaries recorded revenues for capacity and operation and maintenance payments pursuant to the “Agreement for the Management and Operations of Projects, Increase of the Availability of Thermal Generation and Adaptation of the Remuneration of Generation 2008-2011”, signed on November 2010, for an amount of AR$29.9 million. From the subscription of said agreement until the closing of the current financial statements, we recognized revenues for AR$96.6 million, of which AR$54.3 million were pending collection.

•         Net financial losses increased AR$28.8 million mainly due to financial interests, including the accrual of interests corresponding to the Bonds issued to finance Loma de la Lata’s expansion project (AR$24.1 million), which were capitalized in the same period of 2010. Said capitalization of interests has no longer being carried out since February 2011.

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5.2 | Transmission Segment Analysis

	9-Month			3rd Quarter
Transmission Segment, Consolidated (AR$mm)	2011	2010	∆ %	2011	2010	∆ %
Sales revenue	231.7	204.2	13.5%	80.0	69.7	14.7%
Cost of sales	(173.8)	(160.2)	8.5%	(63.7)	(55.6)	14.6%
	-	-	0.0%
Gross profit	58.0	44.0	31.8%	16.3	14.1	15.3%
	-	-	0.0%
Administrative expenses	(37.0)	(31.2)	18.5%	(14.1)	(11.0)	28.2%
Goodwill amortization	0.6	0.6	-7.5%	0.2	0.2	0.0%
	-	-	0.0%
Operating income	21.5	13.4	61.0%	2.3	3.3	-28.7%
	-	-	0.0%
Financial and holding results:
Generated by assets	14.6	4.2	251.1%	9.2	1.3	NA
Generated by liabilities	(46.3)	(39.3)	17.8%	(16.0)	(11.7)	36.5%
Other income and expenses, net	(11.7)	2.3	NA	(3.5)	0.7	NA
	-	-	0.0%
(Loss) Gain before income tax and minority interest	(21.9)	(19.5)	12.3%	(8.0)	(6.5)	22.6%
	-	-	0.0%
Income tax	4.2	1.3	226.8%	1.7	0.5	232.7%
Minority interest	10.5	10.6	-0.9%	3.6	3.5	2.4%
	-	-	0.0%
Net income (loss) for the period	(7.2)	(7.6)	-5.6%	(2.6)	(2.5)	6.8%
	0	0	0.0%
Adjusted EBITDA	84.7	83.3	1.7%	25.3	29.9	-15.3%

		9-Month		3rd Quarter
Transener's Consolidation Summary (AR$mm)		2011	2010	2011	2010
Net income (loss) Transener		(41.7)	(43.5)	(15.0)	(14.1)
- 73.6% Minority interests		30.7	32.0	11.0	10.4
- Other consolidation adjustments[6]		3.8	3.9	1.3	1.3

Net income (loss) transmission segment		(7.2)	(7.6)	(2.6)	(2.5)

•         During the third quarter of 2011, net sales increased 17.7% (AR$10.3 million), mainly due to increases of: (i) 26.3% in regulated net sales of Transener, due to AR$7.0 million of revenues from the Instrumental Agreements application and a reduction of AR$3.6 million in penalties determined by ENRE; and (ii) 22.2% (AR$2.5 million) in Fourth-Line revenues from the recognition of the canon’s increase, partially offset by a AR$3.3 million decrease recorded in other sales. 1

•         The Adjusted EBITDA includes adjustments for collections from CAMMESA for AR$7.8 million in the third quarter of 2011, which corresponds to the Instrumental Agreement (known as Acuerdo Instrumental) signed between Transener and Transba with the Secretary of Energy and the National Electricity Regulator.

6 It includes adjustments to deferred tax liabilities generated by fixed assets and goodwill amortization.

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5.3 | Distribution Segment Analysis

	9-Month			3rd Quarter
Distribution Segment, Consolidated (AR$mm)	2011	2010	∆ %	2011	2010	∆ %
Sales revenue	2,610.1	1,652.0	58.0%	989.4	561.0	76.4%
Cost of sales	(2,013.5)	(1,277.7)	57.6%	(745.1)	(440.6)	69.1%

Gross profit	596.6	374.2	59.4%	244.4	120.5	102.8%

Selling expenses	(277.2)	(140.0)	98.0%	(109.6)	(49.5)	121.3%
Administrative expenses	(234.3)	(123.7)	89.4%	(91.1)	(42.0)	116.8%
Goodwill amortization	7.4	(4.2)	NA	3.6	(1.4)	NA

Operating income	92.5	106.4	-13.1%	47.3	27.6	71.6%

Financial and holding results:
Generated by assets	(34.7)	2.2	NA	(21.9)	(3.7)	NA
Generated by liabilities	(265.3)	(125.8)	111.0%	(81.7)	(26.4)	210.1%
Share of profit from associates	0.5	-	NA	0.5	-	NA
Other income and expenses, net	(18.8)	(14.8)	26.5%	(4.5)	(6.6)	-31.8%

(Loss) Gain before income tax and minority interest	(225.7)	(32.0)	NA	(60.3)	(9.2)	NA

Income tax	59.2	(7.9)	NA	13.5	(2.2)	NA
Minority interest	51.4	1.5	NA	11.5	0.9	NA

Net income (loss) for the period	(114.6)	(38.4)	198.5%	(34.7)	(10.5)	230.0%

Adjusted EBITDA	530.6	468.0	13.4%	192.8	151.7	27.1%

		9-Month		3rd Quarter
Edenor's Consolidation Summary (AR$mm)		2011	2010	2011	2010
Net income (loss) Edenor		(130.4)	(3.1)	(35.9)	(1.8)
- 48.5% Minority interests		56.8	1.5	14.0	0.9
- Loss holding company - EASA[7]		(43.3)	(34.6)	(15.3)	(8.2)
- Other consolidation adjustments[8]		1.8	(2.2)	2.0	(1.4)

Net income (loss) distribution segment		(115.1)	(38.4)	(35.3)	(10.5)

•         During the third quarter of 2011, net sales increased by 76.4% (AR$428.4 million), mainly due to the inclusion of net sales for the entire period of Emdersa and Eden, acquired by Edenor on March 2011 (AR$402.3 million). 1

•         The cost of sales, administration and selling expenses rose by AR$413.7 million, mainly explained by the incorporation of the new subsidiaries in the period (AR$312.3 million), as well as a rise in labor and third party costs.

•         The operating result increased 71.6% (AR$19.7 million) mainly as a result of our subsidiaries Emdersa and Eden (AR$90.7 million), partially offset by a reduction in Edenor (AR$71.0 million).

•         The increase of the net financial losses are mainly due to the inclusion of the new subsidiaries (AR$28.1 million) and larger losses for exchange rate differences and interests in Edenor (AR$18.1 million).

•         The Adjusted EBITDA for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (“PUREE”), by AR$78.9 million.

7 It does not include results from its participation in controlled company, Edenor.

8 It includes depreciation for the higher value of fixed assets and of intangible assets recognized at the time of the acquisition, differences for deferred tax liabilities and goodwill amortization.

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5.4 | Holding and Others Segment Analysis

	9-Month			3rd Quarter
Holding and Others Segment, Consolidated (AR$mm)	2011	2010	∆ %	2011	2010	∆ %
Sales revenue	32.9	0.5	NA	19.1	0.3	NA
Cost of sales	(26.4)	(0.5)	NA	(19.8)	(0.4)	NA

Gross profit	6.5	(0.0)	NA	(0.7)	(0.1)	NA

Selling expenses	(0.4)	(0.1)	226.1%	(0.1)	(0.0)	115.4%
Administrative expenses	(28.8)	(23.9)	20.6%	(8.0)	(7.9)	1.2%
Goodwill amortization	-	-	NA	-	-	NA

Operating income	(22.7)	(24.0)	-5.5%	(8.7)	(8.0)	9.0%

Financial and holding results:
Generated by assets	(43.7)	(77.1)	-43.3%	(25.7)	7.3	NA
Generated by liabilities	(23.7)	35.0	NA	(10.2)	6.6	NA
Impairment of investments	(4.3)	-	NA	(2.8)	-	NA
Other income and expenses, net	62.2	4.6	NA	(0.4)	(1.3)	-68.7%

(Loss) Gain before income tax and minority interest	(32.2)	(61.6)	-47.7%	(47.8)	4.6	NA

Income tax	(3.7)	(15.2)	-75.4%	0.1	(1.2)	NA
Minority interest	-	-	NA	-	-	NA

Net income (loss) for the period	(36.0)	(76.8)	-53.2%	(47.7)	3.4	NA

Adjusted EBITDA	(8.9)	(16.9)	-47.3%	(0.6)	(5.6)	-90.1%

•         During the third quarter of 2011, net sales increases mainly correspond to gas and oil sales related to our subsidiary Petrolera Pampa (AR$18.3 million).

•         The costs of sales had a AR$19.4 million rise mainly as a result of: (i) seismic exploratory costs in Senillosa block (AR$7.2 million); higher gas lifting costs and royalties associated with a larger production of gas (AR$3.7 million); and (iii) higher amortizations of certain productive wells for AR$5.9 million, all related to Petrolera Pampa.

•         The net financial results registered a AR$35.9 million loss during this quarter compared to a gain of AR$13.9 million in the same period of 2010, mainly explained by losses on the holding of Edenor’s shares, held in the portfolio of our subsidiary Pampa Inversiones S.A. (“PISA”) (AR$27.5 million).

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5.5 | 9-Month Analysis by Subsidiary (AR$mm)

	9-Month 2011					9-Month 2010
Subsidiary	% Pampa	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]

Generation Segment
Diamante	56.0%	14.7	14.7	(21.0)	13.6	56.0%	37.5	37.5	(4.4)	24.7
Los Nihuiles	47.0%	31.8	31.8	(14.9)	28.0	47.0%	47.0	47.0	(9.9)	31.4
CPB	100.0%	59.3	59.3	368.1	19.6	100.0%	57.7	57.7	353.3	13.9
CTG	92.3%	83.6	83.6	218.7	25.8	92.3%	80.0	80.0	212.9	39.9
CTLLL[1]	100.0%	(9.1)	(9.1)	1,024.8	(81.1)	100.0%	(9.0)	(9.0)	994.4	(30.5)
Other companies & deletions[4]		6.6	6.6	(110.9)	(30.8)		(3.4)	(3.4)	(393.8)	(38.6)
Total Generation		186.9	186.9	1,464.8	(25.0)		209.8	209.8	1,152.5	41.0

Transmission Segment
Transener	26.3%	104.4	139.7	517.8	(41.7)	26.3%	114.3	162.2	528.2	(43.5)
Consolidation adjustment 50%		(52.2)	(69.9)	(258.9)	20.9		(57.1)	(81.1)	(264.1)	21.8
Adjustments & deletions[4]		14.9	14.9	(40.9)	13.7		2.2	2.2	(57.9)	14.2
Total Transmission		67.1	84.7	218.0	(7.2)		59.4	83.3	206.2	(7.6)

Distribution Segment
Edenor[1]	55.4%	63.7	303.2	1,200.0	(190.5)	57.1%	259.5	469.0	475.5	(3.1)
Emdersa[3]	43.4%	124.2	124.2	335.0	28.5	-	-	-	-	-
Eden[3]	49.8%	97.4	97.4	14.3	39.6	-	-	-	-	-
EASA[1]	100.0%	15.3	15.3	424.5	(43.3)	100.0%	6.0	6.0	369.9	(34.6)
Adjustments & deletions[4]		(9.5)	(9.5)	(716.8)	50.5		(7.0)	(7.0)	(321.8)	(0.7)
Total Distribution		291.1	530.6	1,257.0	(115.1)		258.4	468.0	523.6	(38.4)

Holding & Others Segment
Petrolera Pampa	100.0%	5.6	5.6	69.9	(3.4)	100.0%	(1.7)	(1.7)	(0.5)	(1.1)
Other companies & deletions[4]		(14.5)	(14.5)	317.7	(32.6)		(15.2)	(15.2)	(48.0)	(75.7)
Total Holding & Others		(8.9)	(8.9)	387.6	(36.0)		(16.9)	(16.9)	(48.5)	(76.8)

Deletions		(0.4)	(0.4)	-	-		(0.0)	(0.0)	-	-
Total Consolidated Amounts		535.8	793.0	3,327.4	(183.2)		510.7	744.2	1,833.8	(81.8)

Total Adjusted by Ownership		327.9	469.8	2,611.4	(183.2)		326.6	458.8	1,533.7	(81.8)

[6]

[6] Non - consolidated amounts. 2 Net debt includes holding companies. 3 The results for Emdersa and Eden only are included from March of 2011, month in which they were acquired by Edenor.
4 The deletions in net debt correspond to inter-companies and debt repurchases. The deletions in net income mainly correspond to minority interests. 5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

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5.6 | Quarterly Analysis by Subsidiary (AR$mm)

	3rd Quarter 2011					3rd Quarter 2010
Subsidiary	% Pampa	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]

Generation Segment
Diamante	56.0%	(1.7)	(1.7)	(21.0)	0.8	56.0%	7.5	7.5	(4.4)	6.9
Los Nihuiles	47.0%	1.7	1.7	(14.9)	3.7	47.0%	10.8	10.8	(9.9)	6.8
CPB	100.0%	28.6	28.6	368.1	13.0	100.0%	35.7	35.7	353.3	13.7
CTG	92.3%	23.1	23.1	218.7	7.3	92.3%	17.5	17.5	212.9	9.3
CTLLL[1]	100.0%	(9.0)	(9.0)	1,024.8	(37.3)	100.0%	(4.3)	(4.3)	994.4	(13.3)
Other Companies & Deletions[4]		3.1	3.1	(110.9)	(4.3)		(4.2)	(4.2)	(393.8)	(13.8)
Total Generation		45.8	45.8	1,464.8	(16.8)		63.0	63.0	1,152.5	9.7

Transmission Segment
Transener	26.3%	26.7	42.4	517.8	(15.0)	26.3%	35.8	58.1	528.2	(14.1)
Consolidation adjustment 50%		(13.4)	(21.2)	(258.9)	7.5		(17.9)	(29.1)	(264.1)	7.1
Adjustments & Deletions[4]		4.1	4.1	(40.9)	4.9		0.8	0.8	(57.9)	4.6
Total Transmission		17.5	25.3	218.0	(2.6)		18.7	29.9	206.2	(2.5)

Distribution Segment
Edenor[1]	55.4%	4.1	83.0	1,200.0	(65.3)	57.1%	78.1	151.9	475.5	(1.8)
Emdersa	43.4%	62.7	62.7	335.0	15.5	-	-	-	-	-
Eden	49.8%	44.3	44.3	14.3	18.0	-	-	-	-	-
EASA[1]	100.0%	6.1	6.1	424.5	(15.3)	100.0%	2.0	2.0	369.9	(8.2)
Adjustments & Deletions[4]		(3.4)	(3.4)	(716.8)	11.9		(2.3)	(2.3)	(321.8)	(0.5)
Total Distribution		113.8	192.8	1,257.0	(35.3)		77.9	151.7	523.6	(10.5)

Holding & Others Segment
Petrolera Pampa	100.0%	3.4	3.4	69.9	(3.2)	100.0%	(0.9)	(0.9)	(0.5)	(0.6)
Other Companies & Deletions[4]		(4.0)	(4.0)	317.7	(44.5)		(4.7)	(4.7)	(48.0)	4.0
Total Holding & Others		(0.6)	(0.6)	387.6	(47.7)		(5.6)	(5.6)	(48.5)	3.4

Deletions		(0.2)	(0.2)	-	-		(0.0)	(0.0)	-	-
Total Consolidated Amounts		176.4	263.1	3,327.4	(102.4)		154.0	238.9	1,833.8	0.1

Total Adjusted by Ownership		107.4	155.2	2,611.4	(102.4)		102.1	150.2	1,533.7	0.1

[7]

[7] Non - consolidated amounts. 2 Net debt includes holding companies. 3 The results for Emdersa and Eden only are included from March of 2011, month in which they were acquired by Edenor.
4 The deletions in net debt correspond to inter-companies and debt repurchases. The deletions in net income mainly correspond to minority interests. 5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	18

6. Information about the Conference Call

There will be a conference call to discuss Pampa’s third quarter 2011 results on Friday, November 11, 2011 at 10:00 a.m. New York Time / 12:00 p.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0800-444-2930 in Argentina, (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

Besides the access to the audio file in the website, a replay of the Conference Call through telephone is available, dialing (877) 344-7529 in the United States or +1 (412) 317-0088 from any other country. The conference’s identification code is 10006002. This material will be available one hour after the finalization of the Conference Call and until November 22, 2011.

You may find additional information on the Company at:

www.pampaenergia.com/ir

www.cnv.org.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.